COMMENTS RECEIVED ON 11/29/2017

FROM EDWARD BARTZ

FIDELITY REVERE STREET TRUST (File No. 811-07807)

Fidelity Cash Central Fund, Fidelity Municipal Cash Central Fund, Fidelity Securities Lending Cash Central Fund, Fidelity Tax-Free Cash Central Fund

AMENDMENT NO. 47

Fidelity Securities Lending Cash Central Fund

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

C:

The Staff requests that we disclose in the “Principal Investment Strategies” section why the fund is named Fidelity Securities Lending Cash Central Fund.

R:

We continue to believe that the fund’s name has neither the tendency nor the capacity to deceive or mislead investors as the fund is only available to other funds and accounts managed by FMR or an affiliate and is not sold to the general public. The managers of these Fidelity funds and accounts to which the fund is made available use the fund for its intended purpose. Therefore, we have not modified the disclosure.